Exhibit 12.1

Twenty-First Century Fox, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in Millions, Except Ratio Amounts)

(Unaudited)

	For the three months ended September 30,
	2013	2012

Earnings:
Income before income tax expense	$1,076	$2,611

Add:
Equity earnings from affiliates	(92)	(129)
Dividends received from affiliates	13	2
Fixed charges, excluding capitalized interest	307	296
Amortization of capitalized interest	11	12

Total earnings available for fixed charges	$1,315	$2,792

Fixed charges:
Interest on debt and finance lease charges	$272	$261
Capitalized interest	—	8
Interest element on rental expense	35	35

Total fixed charges	$307	$304

Ratio of earnings to fixed charges	4.3	9.2